Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Seacoast Banking Corporation of Florida:
We consent to the incorporation by reference in the registration statements (Nos. 33-22846, 33-25627, 33-61925, 33-161014, 333-91859, 333-49972, 333-151176, 333-152931, and 333-156803) on Form S-8 or Form S-3 of Seacoast Banking Corporation of Florida and subsidiaries (the Company) of our reports dated March 23, 2010, with respect to the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of the Company.
Miami, Florida
March 23, 2010
Certified Public Accountants